BD 3/6

03013241

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

K 3-5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 6 2003 WASHINGTON, D.C. SECTION

SEC FILE NUMBER
8- 17377

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC WEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 S RENTON VILLAGE PLACE, SUITE 700
(No. and Street)

RENTON (City) WA (State) 98055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JANILEE JEFFERY (425) 271-3550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN P.L.L.C.
(Name – *if individual, state last, first, middle name*)

601 UNION STREET, SUITE 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 0 2003

OATH OR AFFIRMATION

I, JANILEE A. JEFFERY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC WEST SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIC V. BENZEL
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
SEPTEMBER 29, 2006

Signature

Secretary / Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PACIFIC WEST SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

CONTENTS

PETERSON SULLIVAN PLLC
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

We have audited the accompanying statement of financial condition of Pacific West Securities, Inc. as of December 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific West Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

January 24, 2003

PACIFIC WEST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$	734,638
Accounts receivable		18,733
Investments		75,288
Commissions receivable		852,329
Office equipment, net		3,750
Deposits		53,000
Deferred tax asset		16,000
	$	1,753,738

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	14,514
Commissions payable		751,347
Income tax payable		91,000
		856,861
Stockholders' Equity		
Common stock, par value $1; authorized 100,000 shares; 85,000 issued and outstanding		85,000
Preferred stock, 5% cumulative, nonvoting, par value $1; 600,000 shares authorized, 400,000 shares issued and outstanding		400,000
Additional paid-in capital - preferred stock		52,000
Retained earnings		359,877
		896,877
	$	1,753,738

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

Revenues	
Commissions	$ 13,837,222
Other income	22,715
	13,859,937
Expenses	
Commissions	11,586,566
General and administrative	2,048,542
Loss on investments	61,338
	13,696,446
	163,491
Interest income	4,334
Interest expense	(4,365)
Income before income tax	163,460
Income tax benefit (expense)	
Current	(101,321)
Deferred	2,000
	(99,321)
Net income	$ 64,139

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2002

	Common Stock		Preferred Stock				
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2001	85,000	$ 85,000	57,000	$ 57,000	$ -	$ 301,333	$ 443,333
Issuance of preferred stock			400,000	400,000			400,000
Redemption of preferred stock			(57,000)	(57,000)	52,000		(5,000)
Preferred dividend paid						(5,595)	(5,595)
Net income						64,139	64,139
Balances, December 31, 2002	85,000	$ 85,000	400,000	$ 400,000	$ 52,000	$ 359,877	$ 896,877

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash Flows from Operating Activities	
Cash received from commissions and other revenues	$ 13,577,765
Interest received	4,334
Income tax refund received	14,061
Commissions paid	(11,278,928)
Interest paid	(4,365)
Cash paid to employees and suppliers	(2,110,890)
Net cash flows from operating activities	201,977
Cash Flows from Investing Activities	
Proceeds from sales of investments	137,450
Purchase of investments	(137,770)
Net cash flows from investing activities	(320)
Cash Flows from Financing Activity	
Issuance of preferred stock	400,000
Preferred dividend paid	(5,595)
	394,405
Increase in cash	596,062
Cash Balance, beginning of year	138,576
Cash Balance, end of year	$ 734,638
Reconciliation of Net Loss to Cash Flows from Operating Activities	
Net income	$ 64,139
Deferred tax benefit	(2,000)
Losses on securities transactions	61,338
Depreciation	2,500
Change in operating assets and liabilities	
Accounts receivable	26,506
Commissions receivable	(308,678)
Income tax refund receivable	24,382
Deposits	(3,000)
Accounts payable	(61,848)
Commissions payable	307,638
Income tax payable	91,000
Net cash flows from operating activities	$ 201,977

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Pacific West Securities, Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's customers are primarily people located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

The Company is a wholly-owned subsidiary of Pacific West Financial Group Holding Company, LLC ("the Holding LLC") and is related to other companies in the financial services industry.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Concentrations/Receivables

Seven organizations represented 68% of commissions receivable at December 31, 2002.

The Company uses the allowance method to recognize bad debts. At December 31, 2002, no allowance was considered necessary by management. If an allowance were established, any bad debts would be written off against it (when determined to be uncollectible).

Cash

Cash consists of cash in banks and money market funds. The Company occasionally has deposits in excess of federally insured limits.

Revenue Recognition

Commission revenue associated with securities transactions is recognized on a trade date basis. The Company also earns commission revenue when its customers hold investments in mutual funds or limited partnerships. This commission revenue is recognized on a quarterly basis as earned.

Investments

Investments with a value of $45,898 consist of publicly traded common stock and mutual funds. The investments are recorded at quoted market value. Investments with a value of $29,390 consist of warrants to purchase common stock of two companies. These warrants are not publicly traded. These investments are valued at cost as management believes this is the best estimate of fair value.

Depreciation

Office equipment with a cost of $39,768 and accumulated depreciation of $36,018 is depreciated over its estimated useful life using the straight-line method.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

The significant component of the Company's deferred tax asset resulted from recognizing investments at market value for financial statement purposes and at cost for income tax purposes. The Company's management believes it is more likely than not that all of the deferred tax asset will be realized. Therefore, no valuation reserve has been provided.

Income tax expense is higher than what would be expected if computed at statutory rates because of nondeductible penalties and nondeductible losses on investment transactions.

Contingencies

The Company is required to pay Washington State Business and Occupations Tax on its gross income. The Company deducts commissions paid to registered representatives that have Washington State registration numbers in arriving at gross income. Deducting commissions paid to registered representatives has reduced the amount of tax paid to the State of Washington. During 2002, the State of Washington audited the Company, but has not made a formal assessment on the back taxes the Company may owe, but the potential liability could be as high as $506,000. No liability for this contingency is recognized in these financial statements.

The Company is prepared to vigorously contest any assessment that the State of Washington may propose. However, there is no assurance that the Company will prevail in such proceedings.

Note 2. Clearing Organization

The Company has an agreement with other securities brokers and dealers to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

Note 3. Preferred Stock

During 2002, the Company issued 400,000 shares of preferred stock at $1 per share to the owners of the Holding LLC and an officer of the Company.

Also in 2002, the Company redeemed 57,000 shares of preferred stock in exchange for publicly traded investments valued at $5,000. The difference between the par value of the redeemed stock and the fair value of the investments was recorded as additional paid-in capital.

Note 4. Related Party Transactions

Commissions receivable include $228,711 from Limited Liability Companies (LLC) managed in part by a relative of the members of the Holding LLC. Commissions earned from these LLCs in 2002 were $902,461.

Also, during 2002, the Company paid a company owned by individuals that are related to the members of the Holding LLC $1,176,000 for financial, administrative, and other services, and for facilities. The Company has committed to pay this related company $1,500,000 in 2003 for similar services.

Finally, during 2002, a related company purchased a $100,000 surety bond from an insurance company. The Company (along with other related companies) signed an agreement with the insurance company to guarantee any claims against the surety bond up to $100,000. Through January 24, 2003, (the date of this report), there have been no claims against this surety bond.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $100,000. At December 31, 2002, the Company had computed net capital of $677,763, which was in excess of the required net capital level by $577,763. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 1.26 to 1.

SUPPLEMENTARY INFORMATION

PACIFIC WEST SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2002

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 896,877
Deductions		
Unsecured receivables from customers outstanding over 30 days	$ 125,632	
Unsecured receivables from noncustomers	21,129	
Securities not readily marketable (lower of cost or market)	29,390	
Office equipment	3,750	
Deferred tax asset	16,000	(195,901)
Haircuts on security positions		
Money market accounts	(15,675)	
Common stocks and mutual funds	(7,538)	(23,213)
Net capital		677,763
Minimum net capital		100,000
Excess net capital		$ 577,763

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ 14,514
Commissions payable	751,347
Income tax payable	91,000
Total aggregate indebtedness	$ 856,861

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Percentage of aggregate indebtedness to net capital	126%
Ratio of aggregate indebtedness to net capital	1.26 to 1

Pacific West Securities, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

PACIFIC WEST SECURITIES, INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2002

Net capital per the broker's unaudited Focus Report, Part IIA	$	681,263
Adjustments proposed by independent auditor		
Increase in deferred tax asset		8,382
Increase in income tax expense		(11,882)
Net capital as recalculated	$	677,763

PETERSON SULLIVAN PLLC
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Pacific West Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Pacific West Securities, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan PLLC

January 24, 2003